July 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Division of Corporation Finance Office of Life Sciences

Re:	Teladoc Health, Inc. Form 8-K for the Period Ended April 29, 2020 Filed April 29, 2020 File No: 1-37477

Dear Ms. McKoy, Mr. Amady, and Mr. O’Brien,

Set forth below is the response of Teladoc Health, Inc. (the “Company”) to the comment contained in the letter dated July 2, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

Form 8-K filed April 29, 2020

Non-GAAP Financial Measures, page 1

1.	You present “gross margin” as a non-GAAP measure defined as total revenue minus total cost of revenue (exclusive of depreciation and amortization shown separately) as a percentage of total revenue. In regards to such measure please provide the following:

•	Please relabel your non-GAAP measure as investors may confuse it with GAAP gross margin.

Response: In response to the Staff’s comment, in future filings, the Company will relabel its non-GAAP measure representing total revenue minus total cost of revenue (exclusive of depreciation and amortization shown separately) as a percentage of total revenue as “Adjusted Gross Margin.”

•	Please present a reconciliation for your non-GAAP measure, in accordance with Item 10(e)(1)(i)(B) of Regulation S-K to the most directly presented GAAP measure. Please provide an example of such reconciliation for each of the periods presented. Please refer to the comparable guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and

Response: In response to the Staff’s comment, in future filings, the Company will present a reconciliation of Adjusted Gross Margin to GAAP gross margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K for each period presented. The Company respectfully advises the Staff that it does not currently allocate any depreciation and amortization expense between cost of revenue and operating expenses, and so has historically not calculated GAAP gross margin. Before its next public disclosure of Adjusted Gross Margin, the Company will prepare such an allocation for purposes of the reconciliation of GAAP gross margin to Adjusted Gross Margin, and will allocate to cost of revenue depreciation and amortization of intangible assets, which primarily relates to amortization of technology developed for internal use. An example of the proposed format of the reconciliation of Adjusted Gross Margin to GAAP gross margin is as follows:

	Quarter Ended March 31,
	2020		2019
Revenue		$180,799		$128,573
Expenses:
Cost of revenue (exclusive of depreciation and amortization)		72,382		44,677
Depreciation and amortization of intangible assets		AA		XX
GAAP Gross Profit	$	BB	$	YY
Depreciation and amortization of intangible assets		(AA)		(XX)
Adjusted Gross Profit		$108,417		$83,896
GAAP Gross Margin (GAAP Gross Profit as a Percentage of Revenue)		CC%		ZZ%
Adjusted Gross Margin (Adjusted Gross Profit as a Percentage of Revenue)		60.0%		65.3%

We believe Adjusted Gross Margin provides useful information to our investors by eliminating the impact of non-cash depreciation and amortization, and specifically the amortization of software developed for internal use, providing a baseline of our core operating results that allow for analyzing trends in our underlying business consistently over multiple periods.

•	Please revise to also present the most directly comparable GAAP measure with equal or greater prominence in your disclosures. Please refer to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response: In response to the Staff’s comment, in future filings, the Company will present the GAAP measure of gross margin with equal or greater prominence than the non-GAAP measure of Adjusted Gross Margin.

*       *       *       *       *

Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via facsimile to the undersigned at (203) 702-5243. Thank you.

Very truly yours,

/s/ Mala Murthy

Mala Murthy
Chief Financial Officer
TELADOC HEALTH, INC.

cc:	Jason Gorevic of Teladoc Health, Inc.
Christopher Caridi of Teladoc Health, Inc.
Adam C. Vandervoort of Teladoc Health, Inc.
Brandon J. Bortner of Latham & Watkins LLP
Christopher J. Clark of Latham & Watkins LLP

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